PRESS RELEASE

ASANKO GOLD ANNOUNCES Q1 2018 PRODUCTION RESULTS

Q1 2018 Highlights:

  Quarterly gold production of 48,229 ounces and gold sales of 48,899 ounces, in line with H1 2018 guidance of 90,000 - 100,000 ounces

  US$64.2 million in gold revenue at an average realized price of US$1,314 per ounce

  Nkran Cut 2 push back progressing ahead of schedule

  Record quarterly mill throughput of 1.27 million tonnes, demonstrating the processing plant's ability to sustain throughput at newly upgraded levels of 5Mtpa

  Zero lost time injuries and industry-leading safety LTIFR record on a rolling 12 month of 0.

  Approximately US$43.2 million in unaudited cash and immediately convertible working capital balances as at March 31, 2018

Vancouver, British Columbia, April 19, 2018 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE American: AKG) announces production results for the first quarter ("Q1") of 2018 from the Asanko Gold Mine ("AGM"), located in Ghana, West Africa.

Commenting on the quarter Peter Breese, President and CEO, said "This is the second consecutive quarter that the mine has performed ahead of the optimized Life of Mine Plan, which was introduced in late Q3 2017. The mine performed exceptionally well and is ahead of plan on the key metrics of gold production, grade and mill throughput. The enlarged Nkran push back is progressing ahead of schedule and the mill delivered yet another record milling performance, both for the quarter and for the month of March, which is very encouraging. We are on track to meet our plan and guidance for H1 2018.

I would also like to take this opportunity to congratulate the entire team for achieving our first year without any lost time injuries, this is a fantastic result and I'm pleased to see such diligent commitment by all our employees and contractors to working in a safe environment and ensuring every one of us goes home safely after each shift. "

Health and Safety

There were no lost time injuries ("LTI") reported during the quarter. On March 19, 2018, the mine achieved one year LTI-free with over 5,945,246 million man hours worked.

Production

During the quarter, the AGM sourced ore from Nkran, Akwasiso, Dynamite Hill and Nkran Extension as well as on-surface stockpiles. Mining operations at Nkran continued to focus on waste removal as part of the ongoing larger Cut 2 push back, with a consequent increase in the strip ratio. Gold grades for the quarter were lower, as expected, due to the lower ore yield from Nkran, and feeding lower grade surface stockpiles to the mill. Grade and gold production is expected to be biased towards the second half of the year when Cut 2 at Nkran will start delivering steady state levels of ore production, thereby reducing the dependence on stockpiles.

The processing plant achieved another quarterly record milling performance of 1.27 million tonnes, processing a monthly record of 432,410 tonnes in March, which is above the recently upgraded design of 5 million tonnes per annum throughput. Metallurgical recovery was slightly ahead of plan and continued to exceed design levels despite higher mill throughput and lower feed grade.

AGM Key Production Statistics	Units	Q2 2017	Q3 2017	Q4 2017	Q1 2018
Total Tonnes Mined	000 t	7,506	8,519	11,494	12,743
Waste Tonnes Mined	000 t	6,458	7,339	10,692	11,976
Ore Tonnes Mined	000 t	1,048	1,180	802	767
Strip Ratio	W:O	6.2:1	6.2:1	13.3:1	15.7:1
Average Gold Grade Mined	g/t	1.5	1.8	1.5	1.3
Ore Treated	000 t	887	862	1,087	1,269
Gold Feed Grade	g/t	1.7	1.9	1.5	1.3
Gold Recovery	%	94	94	94	93
Gold Produced	oz	46,017	49,293	51,550	48,229

Sales and Liquidity

Gold production for the quarter was 48,229 ounces with gold sales of 48,899 ounces at an average realized price of US$1,314 per ounce, generating gold sales revenue of US$64.2 million. At March 31, 2018 the Company's balance sheet held approximately US$38.9 million in unaudited cash, US$0.8 million in gold receivables and US$3.5 million in dore (with a market value of US$5.3 million).

Qualified Person Statement

Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng) is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

Q1 2018 Operating & Financial Results Conference Call & Webcast at 9am ET on Thursday, May 10, 2018

US/Canada Toll Free:        800 768 3232
UK Toll Free:                       0800 496 0830
International:                     + 1 212 271 4651

Webcast:

Please click on the link:  https://cc.callinfo.com/r/1rmbvkh4ab6mf&eom

Replay:

A recorded playback will be available approximately two hours after the call until June 9, 2018:

US/Canada Toll Free:        800 633 8284
International:                     +1 402 977 9140
Passcode:                            21887966

Enquiries:

For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Rob Slater - Executive, Corporate Development and Strategy
Telephone: +27-11-467-2758
Email: rob.slater@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.